Exhibit

                                                             September 11, 2003


Pine Ridge Financial, Inc.
c/o Cavallo Capital Corp.
660 Madison Avenue, 18th Floor
New York, New York  10022

     RE: To be issued Exchange Debenture ED-2 in the aggregate principal amount of $5.5 million ("Exchange Debentures")

         Secured Convertible Debentures Original Issue Date January 30, 2003 in the aggregate principal amount of $5,500,000 outstanding on the date hereof ("Secured Debentures")

Gentlemen:

I.       Amendment to Secured Debentures.

Reference is made to Secured Debentures (defined above) of Millennium Cell Inc. (the "Company"). The parties hereto mutually agree to the following amendments to the Secured Debentures:

         Exchange of Secured Debentures: Effective as of the date hereof,
         Section 7(a) of Secured Debentures is amended in its entirety as follows:
                           "(a) The Company shall file an Additional
                  Registration Statement pursuant to the terms and provisions of the Registration Rights Agreement in connection with the registration of Common Stock issuable upon conversion of $5.5 million principal amount of Exchange Debentures. If the Additional Registration Statement described in the preceding sentence has been declared effective by the Commission and is not subject to any actual or threatened stop order or suspension, then all $5.5 million principal amount outstanding of the Secured Debentures plus accrued and unpaid interest thereon will be automatically exchanged for an Exchange Debenture in an equal aggregate principal amount in accordance with the provisions of Section 7(b) of this Secured Debenture. The date a Holder receives such Exchange Debenture being referred to herein as the "Second Exchange Date".

II.      Amendment to Exchange Debentures.

         Reference is made to Exchange Debentures (defined above) the Company. The parties hereto mutually agree to the following amendments to the Exchange Debentures, effective as of the Second Exchange Date:

1. Interest Rate: The definition of Interest Rate shall be amended to mean six percent (6%). 2. Ratio of Cash and Cash-Equivalents to Unsecured Indebtedness: the definition of "Event of Default"
         shall be deleted in its entirety and replaced with the following:

                  ""Event of Default" means the occurrence of any one of the following events (whatever the reason and whether it shall be voluntary or involuntary or effected by operation of law or pursuant to any judgment, decree or order of any court, or any order, rule or regulation of any administrative or governmental body):


                  (i) any default in the payment of principal or liquidated
              damages in respect of any Exchange Debentures, as and when the same becomes due and payable (whether by acceleration or otherwise), or any default in the payment of interest in respect of any Exchange Debentures, within five Business Days of when the same becomes due and payable;

                  (ii) a Bankruptcy Event;

                  (iii) the Common Stock is not listed or quoted, or is
              suspended from trading, on an Eligible Market for an aggregate of twelve Trading Days (which need not be consecutive Trading Days), provided, that voluntary suspensions of the Common Stock from an Eligible Market by the Company for less than one hour at a time to disseminate material information shall not be included within such number of Trading Days;

                  (iv) the Company shall fail for any reason to deliver
              certificates representing Underlying Shares issuable upon a conversion hereunder that comply with the provisions hereof prior to the fifth Business Day after the Conversion Date or the Company shall provide notice to any Holder, including by way of public announcement, at any time, of its intention not to comply with requests for conversion of Exchange Debentures in accordance with the terms hereof;

                  (v) the Company shall fail to have available a sufficient
              number of authorized and unreserved shares of Common Stock to issue to such Holder upon a conversion hereunder;

                  (vi) the Company shall fail for any reason to pay in full the amount of cash due pursuant to a Buy-In within seven days after notice therefor is delivered hereunder or shall fail to pay any liquidated damages due pursuant to the Transaction Documents within seven days of the date of the request for such payment;

                  (vii) the occurrence of a Change of Control;

                  (viii) during the Effectiveness Period (as defined in the
              Registration Rights Agreement) relating to the First Registration Statement, the effectiveness of the First Registration Statement lapses for any reason or the Holder shall not be permitted to resell Registrable Securities (as defined in the Registration Rights Agreement) under the First Registration Statement, in either case, for more than seven consecutive Trading Days or an aggregate of twenty Trading Days (which need not be consecutive Trading Days);

                  (ix) the Company defaults in the timely performance of any other obligation under the Transaction Documents (other than in connection with the failure to issue the maximum aggregate principal amount of Secured Debentures due to the inability of the Company to obtain the Shareholder Approval) and such default continues uncured for a period of five Trading Days after the date on which notice of such default is first given to the Company by the Holder (it being understood that no prior notice need be given in the case of a default that cannot reasonably be cured within five Trading Days);

                  (x) an Event (as defined in the Registration Rights Agreement)
              shall not have been cured to the satisfaction of the Holder prior to the expiration of ten days from the Event Date (as defined in the Registration Rights Agreement) relating thereto;

                  (xi) the Company or any Subsidiary defaults in any of its
              obligations under any other debenture or any mortgage, credit agreement or other facility, indenture agreement, factoring agreement or other instrument under which there may be issued, or by which there may be secured or evidenced, any indebtedness for borrowed money or money due under any long term leasing or factoring arrangement of the Company or any Subsidiary in an amount exceeding $500,000, whether such indebtedness now exists or is hereafter created, and such default results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable;

                  (xii) the occurrence of an Event of Default (as defined in the
              Debentures) under any Debenture or the occurrence of any event that, with the passage of time and without being cured, would constitute an Event of Default (as defined in the Debentures) under any Debenture;

                  (xiii) the ratio of the Company's Unsecured Cash and
              Cash-Equivalents balances to Unsecured Indebtedness shall be less than 1.10 to 1; or

                  (xiv) either: (x) the average of the Closing Prices during a
              20 consecutive Trading Day period shall be less than $0.75 (subject to equitable adjustment for stock splits, recombinations and similar events) or (y) the average of the Closing Prices during a 10 consecutive Trading Day period shall be less than $0.50 (subject to equitable adjustment for stock splits, recombinations and similar events)."

         Pine Ridge Financial, Inc. acknowledges that, for purposes of Section
4.15 of the Securities Purchase Agreement entered into between the parties on October 31, 2002 (the "Securities Purchase Agreement"), the Company will maintain a ratio of unsecured cash and cash-equivalents to unsecured indebtedness of not less than 1.10 to 1 consistent with the revised ratio set forth in subsection (xiii) of the amended Event of Default definition for the Exchange Debentures set forth above. In addition, Pine Ridge Financial, Inc. acknowledges that nothing contained in this Letter Agreement shall trigger any adjustment to the conversion price of the Exchange Debentures or Secured Convertible Debentures pursuant to Sections 6(j)(iii) thereof or any adjustment to the exercise price of any warrants issued pursuant to the Securities Purchase Agreement and set forth in Section 9(d) of the warrants.

         Except as previously amended or expressly amended hereby, all terms, conditions and provisions of the Exchange Debentures and Secured Debentures shall remain unchanged and in full force and effect and are ratified and reaffirmed in all respects. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Exchange Debentures or Secured Debentures.

         Please sign in the space indicated below to evidence your agreement with this letter.

                         Very truly yours,

                         Millennium Cell Inc.

                         By:  /s/ Stephen S. Tang
                              -------------------
                         Name:    Stephen S. Tang, Ph.D.
                         Title:   President, Chief Executive Officer &
                                  Acting Chief Financial Officer

Agreed & Accepted:
Pine Ridge Financial, Inc.

By: /s/Daniel Golan
    ----------------
Name:  Daniel Golan
Title: Authorized Signatory